Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors

Con-way Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Con-way Inc. of our report dated February 28, 2012, with respect to the consolidated balance sheets of Con-way Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Con-way Inc.

/s/ KPMG LLP

Portland, Oregon

May 7, 2012